Exhibit 99.1

Recon Announces Strategic Investment

BEIJING, Nov. 20, 2017 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ:RCON), ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, today announced that it has executed a securities purchase agreement (the “Agreement”) with Mr. BI Yongquan (“Mr. Bi”), pursuant to which Mr. Bi has agreed to purchase 3 million restricted ordinary shares (the “Shares”) of the Company for an aggregate of $4.8 million (the “Purchase Price”). The Purchase Price is $1.60 per share, a 12.6% premium over the closing price of $1.4027 per share on November 17, 2017. Mr. Bi founded Bo Qi Group in 2009 and now is the chairman of Bo Qi Group, a company focused on the oil and gas industry in China.

The Purchase Price will be paid in two installments. Mr. Bi paid the first installment of $2.4 million to the Company by November 20, 2017. The second installment of $2.4 million will be made on or before January 20, 2018. The parties have agreed that the Company will not issue any of the 3 million restricted shares to Mr. Bi or his nominee until the earlier of receipt of this second installment or January 20, 2018. If Mr. Bi fails to pay the second installment for any reason by such time, the Company will issue only 1.5 million shares in respect of the first payment. The parties have agreed that the Shares are not being registered and may not be sold, gifted, pledged or otherwise transferred or assigned until January 20, 2020.

The Shares issued to Mr. Bi or his nominee have not been and are not being registered under the 1933 Act, and, in addition to the foregoing lock-up agreement, may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder or (B) the Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration.

The company intends to use the net proceeds from this Financing to fund its working capital, product development and marketing, research and development and other general corporate purposes.

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact

Recon Technology, Ltd.
+86 (10) 8494-5799
info@recon.cn